Exhibit 99.1

March 11, 2020	TSX: WPM
Vancouver, British Columbia	NYSE: WPM

WHEATON PRECIOUS METALS GENERATES STRONG OPERATING

CASH FLOW ON RECORD GOLD PRODUCTION AND SALES VOLUMES IN 2019

“Wheaton’s portfolio of high-quality, long-life assets generated over $500 million in operating cash flow in 2019 with annual gold production and sales volumes achieving a new record,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “For the first time in company history, Wheaton produced over 400,000 ounces of gold, and that is in addition to over 22.5 million ounces of silver and 22 thousand ounces of palladium. With our strong organic growth profile combined with numerous opportunities that could further grow our asset base, we look forward to setting many new records in the coming years. In addition, we are pleased to deliver greater value back to our shareholders in 2020 by increasing the minimum quarterly dividend by over 10% relative to last year.”

Fourth Quarter and Year End 2019 Highlights:

●	Attributable gold production was over 100,000 ounces in the fourth quarter resulting in record annual gold production in 2019 of over 406,000 ounces.
●	Total production of 707,200 gold equivalent ounces[2] in 2019 exceeded production guidance for the eighth consecutive year.
●	Record gold sales volumes in 2019 of approximately 390,000 ounces.
●	Over $131 million in operating cash flow in the fourth quarter resulting in over $500 million in operating cash flow in 2019.
●	Net debt[1] reduced by $418 million in 2019 with Wheaton ending the year with net debt of $771 million.
●	Declared quarterly dividend[1] of $0.10 per common share, an 11% increase.

Operational Overview

	Q4 2019	Q4 2018	Change	2019	2018	Change
Ounces produced
Gold	107,225	107,160	0.1%	406,675	383,974	5.9%
Silver	5,962	5,499	8.4%	22,562	24,474	(7.8)%
Palladium	6,057	5,869	3.2%	21,993	14,686	49.8%
Gold equivalent [2]	186,892	180,936	3.3%	707,195	700,446	1.0%
Ounces sold
Gold	89,223	102,813	(13.2)%	389,086	349,168	11.4%
Silver	4,684	4,400	6.5%	17,703	21,733	(18.5)%
Palladium	5,312	5,049	5.2%	20,681	8,717	137.2%
Gold equivalent [2]	152,389	162,205	(6.1)%	628,447	625,701	0.4%
Revenue	$223,222	$196,591	13.5%	$861,332	$794,012	8.5%
Net earnings	$77,524	$6,828	1,035%	$86,138	$427,115	(79.8)%
Per share	$0.17	$0.02	750.0%	$0.19	$0.96	(80.2)%
Adjusted net earnings [1]	$77,953	$36,745	112.1%	$251,993	$213,782	17.9%
Per share [1]	$0.17	$0.08	110.5%	$0.56	$0.48	17.2%
Operating cash flows	$131,867	$108,461	21.6%	$501,620	$477,413	5.1%
Per share [1]	$0.29	$0.24	20.8%	$1.12	$1.08	3.7%
Dividends paid [1]	$40,252	$39,959	0.7%	$160,656	$159,619	0.6%
Per share	$0.09	$0.09	0.0%	$0.36	$0.36	0.0%

All amounts in thousands except gold, palladium and gold equivalent ounces produced and sold, per ounce amounts and per share amounts.

Subsequent to the Quarter

●

The Company has set a minimum quarterly dividend of $0.10 per common share for the duration of 2020, representing an 11% increase relative to 2019, subject to the discretion of the Board of Directors. Under the new minimum dividend policy, the forecast annualized dividend for 2020 would represent an increase of more than 90% over a five-year period.

●	Wheaton announces its intention to initiate an at-the-market equity program.

Production Guidance

●

Wheaton’s estimated attributable production in 2020 is forecast to be 390,000 to 410,000 ounces of gold, 22.0 to 23.5 million ounces of silver, and 23,000 to 24,500 ounces of palladium, resulting in gold equivalent production[3] of approximately 685,000 to 725,000 ounces.

●	For the five-year period ending in 2024, the Company estimates that average annual gold equivalent production[3] will amount to 750,000 ounces.

Financial Review

Revenues

Revenue was $223 million in the fourth quarter of 2019 representing a 14% increase from the fourth quarter of 2018 due primarily to:

●	21% increase in the average realized gold price;
●	18% increase in the average realized silver price;
●	6% increase in the number of silver ounces sold; and
●	59% increase in the average realized palladium price; partially offset by
●	13% decrease in the number of gold ounces sold.

Revenue was $861 million in the year ended December 31, 2019 representing an 8% increase from 2018 due primarily to:

●	10% increase in the average realized gold price;
●	11% increase in the number of gold ounces sold;
●	137% increase in the number of palladium ounces sold;
●	3% increase in the average realized silver price; and
●	45% increase in the average realized palladium price; partially offset by
●	19% decrease in the number of silver ounces sold.

Costs and Expenses

Average cash costs¹ in the fourth quarter of 2019 were:

●	$426 per gold ounce as compared to $409 in Q4 2018;
●	$5.13 per silver ounce as compared to $4.66 in Q4 2018; and
●	$321 per palladium ounce as compared to $205 in Q4 2018.

This resulted in a cash operating margin¹ of:

●	$1,057 per gold ounce sold, an increase of 29% as compared with Q4 2018;
●	$12.23 per silver ounce sold, an increase of 22% as compared with Q4 2018; and
●	$1,483 per palladium ounce sold, an increase of 59% as compared with Q4 2018.

Average cash costs¹ in 2019 were:

●	$421 per gold ounce as compared to $409 in 2018;
●	$5.02 per silver ounce as compared to $4.67 in 2018; and
●	$273 per palladium ounce as compared to $190 in 2018.

This resulted in a cash operating margin¹ of:

●	$969 per gold ounce sold, an increase of 13% as compared with 2018;
●	$11.27 per silver ounce sold, an increase of 1% as compared with 2018; and
●	$1,269 per palladium ounce sold, an increase of 46% as compared with 2018.

Balance Sheet (at December 31, 2019)

●	Approximately $104 million of cash on hand.
●

$875 million outstanding under the Company’s $2 billion revolving term loan (the “Revolving Facility”). Subsequent to December 31, 2019, the term of the Revolving Facility was extended by an additional year, with the facility now maturing on February 27, 2025.

●	During Q4 2019, the Company has repaid $139 million under the Revolving Facility.
●	During Q4 2019, the net debt¹ was reduced by $91 million to $771 million.
●	The average effective interest rate for the fourth quarter of 2019 was 3.62%.

Fourth Quarter Asset Highlights

Salobo: In the fourth quarter of 2019, Salobo produced 74,700 ounces of attributable gold, virtually unchanged relative to the fourth quarter of 2018. In Vale S.A.’s (“Vale”) Fourth Quarter 2019 Performance Report, Vale reports that physical completion of the Salobo III mine expansion is now 40% and is on track to start up in the first half of 2022.

Peñasquito: In the fourth quarter of 2019, Peñasquito produced 1.9 million ounces of attributable silver, an increase of approximately 30% relative to the fourth quarter of 2018 primarily due to higher grades.

San Dimas: In the fourth quarter of 2019, San Dimas produced 11,400 ounces of attributable gold, an increase of approximately 12% relative to the fourth quarter of 2018 primarily due to higher grades and throughput. According to First Majestic Silver Corp.’s (“First Majestic”) Fourth Quarter 2019 MD&A, First Majestic has announced plans to increase production at San Dimas by restarting mining operations at the past-producing Tayoltita mine by the end of the first quarter and expects to ramp up production to add another 300 tpd to San Dimas throughput by the end of 2020. In addition, First Majestic plans to install a new 3,000 tpd high-intensity grinding mill circuit and an autogenous grinding mill in the second half of 2020 to further improve recoveries and reduce operating costs.

Antamina: In the fourth quarter of 2019, Antamina produced 1.3 million ounces of attributable silver, an increase of approximately 10% relative to the fourth quarter of 2018, primarily due to higher grades.

Constancia: In the fourth quarter of 2019, Constancia produced 0.6 million ounces of attributable silver and 4,800 ounces of attributable gold, a decrease of approximately 9% for silver production and an increase of approximately 12% for gold production relative to the fourth quarter of 2018. As per Wheaton’s precious metals purchase agreement with Hudbay Minerals Inc. (“Hudbay”), should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during 2018, 2019 and 2020, Wheaton will be entitled to an additional 8,020 ounces of gold (received in quarterly installments) in each of 2019, 2020 and 2021, of which 8,020 ounces of gold was received during 2019. As per Hudbay’s news release dated February 18, 2020, Hudbay secured the surface rights for the Pampacancha deposit and expects to begin mining ore from the satellite deposit in late 2020.

Other Gold: In the fourth quarter of 2019, total Other Gold attributable production was 6,200 ounces, an increase of approximately 9% relative to the fourth quarter of 2018, primarily due to the resumption of mining at the Minto mine.

Produced But Not Yet Delivered 4

As at December 31, 2019, payable ounces attributable to the Company produced but not yet delivered amounted to:

●	98,600 payable gold ounces, an increase of 13,300 ounces during Q4 2019, primarily the result of a build up during the period relative to the Salobo mine.
●	4.5 million payable silver ounces, an increase of 0.4 million ounces during Q4 2019, primarily the result of a build up during the period relative to the Peñasquito mine.
●	4,900 payable palladium ounces, an increase of 700 ounces during Q4 2019.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Reserves and Resources (at December 31, 2019)

●

Proven and Probable Mineral Reserves attributable to Wheaton were 11.40 million ounces of gold compared with 11.76 million ounces as reported in Wheaton’s 2018 Annual Information Form (“AIF”), a decrease of 3%; 544.4 million ounces of silver compared with 541.3 million ounces, an increase of 1%; palladium resources of 0.66 million ounces and cobalt of 32.6 million pounds were unchanged from 2018.

●

Measured and Indicated Mineral Resources attributable to Wheaton were 2.71 million ounces of gold compared with 2.88 million ounces as reported in Wheaton’s 2018 AIF, a decrease of 6%; silver resources were 744.7 million ounces compared with 780.6 million ounces, a decrease of 5%; cobalt resources of 1.6 million pounds of cobalt were unchanged from 2018.

●

Inferred Mineral Resources attributable to Wheaton were 4.16 million ounces of gold compared with 4.13 million ounces as reported in Wheaton’s 2018 AIF, an increase of 1%; silver resources were 485.7 million ounces compared with 441.7 million ounces, an increase of 10%, palladium resources were 0.35 million ounces compared with 0.36 million ounces, a decrease of 1% and cobalt resources of 9.3 million pounds were unchanged from 2018.

Estimated attributable reserves and resources contained in this press release are based on information available to the Company as of March 11, 2020, and therefore will not reflect updates, if any, after that date. Updated reserves and resources data incorporating year-end 2019 estimates will also be included in the Company’s 2019 Annual Information Form. Wheaton’s most current attributable reserves and resources, as of December 31, 2019, can be found on the Company’s website at www.wheatonpm.com.

At-The-Market Equity Program

Wheaton intends to initiate an at-the-market equity program (the “ATM Program”) that would allow the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the prevailing market price or other prices through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the Common Shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program, if any, will be determined at the Company’s sole discretion, subject to applicable regulatory limitations. The ATM Program remains subject to negotiation of definitive agreements with the Canadian and U.S. agents, filing of the prospectus supplement with the Canadian securities regulators and U.S. Securities and Exchange Commission (the “SEC”) respectively and receipt of all regulatory approvals, which conditions are anticipated to be satisfied in April. Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. Details of the ATM Program will be provided upon filing of a prospectus supplement with the Canadian securities regulators and the SEC in early April. Sales of common shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement.

Outlook

Wheaton’s estimated attributable production in 2020 is forecast to be between 685,000 and 725,000 gold equivalent ounces3 comprised of 390,000 to 410,000 gold ounces, 22.0 to 23.5 million silver ounces, and 23,000 to 24,500 palladium ounces. For the five-year period ending in 2024, the Company estimates that average annual gold equivalent production3 will amount to 750,000 ounces. As a reminder, Wheaton does not include any production from Barrick’s Pascua-Lama project or Hudbay’s Rosemont project in its estimated average five-year production guidance.

From a liquidity perspective, the $104 million of cash and cash equivalents as at December 31, 2019 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

Health and Safety

The company is keeping up to date on developments surrounding COVID-19 and is taking steps to protect the health and safety of its employees as well as considering any possible impacts to its business.

Webcast and Conference Call Details

A conference call and webcast will be held Thursday, March 12, 2020, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	6437236
Live audio webcast:	Click here

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 19, 2020 at 11:59 pm (Eastern Time). The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	6437236
Archived audio webcast:	Click here

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, P. Eng., Vice President, Mining Operations and Neil Burns, P. Geo., Vice President, Technical Services for Wheaton Precious Metals, are a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Carson has reviewed production figures and Mr. Burns has reviewed mineral reserves and resource estimates).

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at
http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

About Wheaton Precious Metals Corp.

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals “, “Wheaton” or the “Company”) MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

End Notes

1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

2 Commodity price assumptions for the gold equivalent production and sales in 2019 are $1,300 / ounce gold, $16 / ounce silver, and $1,350 / ounce palladium.

3 Commodity price assumptions for the forecasts of gold equivalent production for 2020 and the five-year average to 2024, are $1,500 / ounce gold, $18 / ounce silver, $2,000 / ounce palladium, and $16 / pound of cobalt.

4 Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates only and rely upon information provided by the owners and operators of mining operations and may be revised and updated in future periods as additional information is received.

Consolidated Statements of Earnings

	Years Ended December 31

(US dollars and shares in thousands, except per share amounts)	2019	2018

Sales	$861,332	$794,012

Cost of sales

Cost of sales, excluding depletion	$258,559	$245,794

Depletion	256,826	252,287

Total cost of sales	$515,385	$498,081

Gross margin	$345,947	$295,931

General and administrative expenses	54,507	51,650

Impairment of mineral stream interests	165,912	-

Earnings from operations	$125,528	$244,281

Gain on disposal of mineral stream interest	-	(245,715)

Other (income) expense	(274)	5,826

Earnings before finance costs and income taxes	$125,802	$484,170

Finance costs	48,730	41,187

Earnings before income taxes	$77,072	$442,983

Income tax recovery (expense)	9,066	(15,868)

Net earnings	$86,138	$427,115

Basic earnings per share	$0.19	$0.96

Diluted earnings per share	$0.19	$0.96

Weighted average number of shares outstanding

Basic	446,021	443,407

Diluted	446,930	443,862

Consolidated Balance Sheets

	As at December 31	As at December 31
(US dollars in thousands)	2019	2018

Assets

Current assets

Cash and cash equivalents	$103,986	$75,767

Accounts receivable	7,138	2,186

Current taxes receivable	124	210

Other	43,504	1,541

Total current assets	$154,752	$79,704

Non-current assets

Mineral stream interests	$5,734,106	$6,156,839

Early deposit mineral stream interests	31,741	30,241

Mineral royalty interest	3,036	9,107

Long-term equity investments	309,757	164,753

Investment in associates	882	2,562

Convertible notes receivable	21,856	12,899

Property, plant and equipment	7,311	3,626

Other	14,566	10,315

Total non-current assets	$6,123,255	$6,390,342

Total assets	$6,278,007	$6,470,046

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$11,794	$19,883

Current taxes payable	-	3,361

Current portion of performance share units	10,668	5,578

Current portion of lease liabilities	724	-

Other	41,514	19

Total current liabilities	$64,700	$28,841

Non-current liabilities

Bank debt	$874,500	$1,264,000

Lease liabilities	3,528	-

Deferred income taxes	148	111

Performance share units	8,401	5,178

Pension liability	810	-

Total non-current liabilities	$887,387	$1,269,289

Total liabilities	$952,087	$1,298,130

Shareholders’ equity

Issued capital	$3,599,203	$3,516,437

Reserves	160,701	7,893

Retained earnings	1,566,016	1,647,586

Total shareholders’ equity	$5,325,920	$5,171,916

Total liabilities and shareholders’ equity	$6,278,007	$6,470,046

Consolidated Statements of Cash Flows

	Years Ended December 31

(US dollars in thousands)	2019	2018

Operating activities

Net earnings	$86,138	$427,115

Adjustments for

Depreciation and depletion	258,730	253,343

Gain on disposal of mineral stream interest	-	(245,715)

Gain on disposal of mineral royalty interest	(2,929)	-

Impairment charges	167,561	-

Interest expense	44,942	35,839

Equity settled stock based compensation	5,691	5,432

Performance share units	7,834	9,517

Pension expense	810	-

Income tax expense (recovery)	(9,066)	15,868

Loss on fair value adjustment of share purchase warrants held	16	124

Share in losses of associate	164	432

Fair value (gain) loss on convertible note receivable	1,043	2,878

Investment income recognized in net earnings	(875)	(829)

Other	20	(46)

Change in non-cash working capital	(11,837)	8,964
Cash generated from operations before income taxes and interest	$548,242	$512,922

Income taxes paid	(5,380)	(960)

Interest paid	(42,059)	(35,373)

Interest received	817	824

Cash generated from operating activities	$501,620	$477,413

Financing activities

Bank debt repaid	$(389,500)	$(330,500)

Bank debt drawn	-	824,500

Credit facility extension fees	(1,106)	(1,205)

Share purchase options exercised	37,038	1,027

Lease payments	(637)	-

Dividends paid	(129,986)	(132,915)

Cash (used for) generated from financing activities	$(484,191)	$360,907

Investing activities

Mineral stream interests	$(183)	$(1,116,955)

Early deposit mineral stream interests	(1,500)	(8,709)

Proceeds on disposal of mineral royalty interest	9,000	-

Net proceeds on disposal of mineral stream interests	-	226,000

Acquisition of long-term investments	(909)	(5,863)

Acquisition of convertible note receivable	(10,000)	-

Investment in associate	(133)	-

Proceeds on disposal of long-term investments	17,824	47,734

Investment in subscription rights	(1,524)	-

Dividend income received	59	80

Other	(2,004)	(3,613)

Cash generated from (used for) investing activities	$10,630	$(861,326)

Effect of exchange rate changes on cash and cash equivalents	$160	$252

Increase (decrease) in cash and cash equivalents	$28,219	$(22,754)

Cash and cash equivalents, beginning of year	75,767	98,521

Cash and cash equivalents, end of year	$103,986	$75,767

Summary of Ounces Produced

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018

Gold ounces produced ²

Salobo	74,716	73,615	67,056	60,846	76,995	72,423	67,466	64,896

Sudbury [3]	6,639	6,082	9,360	11,374	6,646	6,510	6,476	3,511

Constancia	4,757	5,172	4,533	4,826	4,266	3,634	3,281	3,315

San Dimas [4]	11,352	11,239	11,496	10,290	10,092	10,642	5,726	-

Stillwater [5]	3,585	3,238	3,675	3,137	3,472	6,376	-	-

Other

Minto [6]	2,189	-	-	-	1,441	2,546	2,554	2,707

777	3,987	4,278	4,788	4,445	4,248	4,124	4,982	5,645

Total Other	6,176	4,278	4,788	4,445	5,689	6,670	7,536	8,352

Total gold ounces produced	107,225	103,624	100,908	94,918	107,160	106,255	90,485	80,074

Silver ounces produced [2]

San Dimas [4]	-	-	-	-	-	-	607	1,606

Peñasquito	1,895	2,026	702	1,594	1,455	1,050	1,267	1,450

Antamina	1,342	1,223	1,334	1,176	1,225	1,406	1,394	1,304

Constancia	632	686	552	635	695	682	552	598

Other

Los Filos	55	33	37	38	29	21	33	29

Zinkgruvan	724	630	631	479	608	530	453	565

Yauliyacu	358	620	627	528	233	597	719	550

Stratoni	147	131	172	143	149	165	211	137

Minto [6]	18	-	-	-	8	25	30	35

Neves-Corvo	385	431	392	498	509	458	421	405

Aljustrel	325	240	322	470	475	514	138	-

Lagunas Norte [7]	-	-	-	-	-	-	-	217

Pierina [7]	-	-	-	-	-	-	-	107

Veladero [7]	-	-	-	-	-	-	-	265

777	81	62	93	95	113	136	152	146

Total Other	2,093	2,147	2,274	2,251	2,124	2,446	2,157	2,456

Total silver ounces produced	5,962	6,082	4,862	5,656	5,499	5,584	5,977	7,414

Palladium ounces produced ²

Stillwater	6,057	5,471	5,736	4,729	5,869	8,817	-	-

GEOs produced [8]	186,892	184,160	166,700	169,443	180,936	184,139	164,043	171,328

SEOs produced [8]	15,185	14,963	13,544	13,767	14,701	14,961	13,329	13,920

Average payable rate [2]

Gold	95.6%	95.1%	95.3%	95.6%	95.5%	95.4%	94.9%	94.7%

Silver	85.4%	85.1%	83.4%	83.0%	83.1%	83.5%	86.8%	89.7%

Palladium	99.4%	83.5%	87.6%	98.5%	96.4%	94.6%	n.a.	n.a.

1)	All figures in thousands except gold and palladium ounces produced.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)	In accordance with the Pascua-Lama precious metal purchase agreement, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
8)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

Summary of Ounces Sold

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018

Gold ounces sold

Salobo	58,137	63,064	57,715	84,160	75,351	65,139	70,734	54,645

Sudbury [2]	7,394	7,600	8,309	4,061	4,864	2,560	4,400	5,186

Constancia	5,108	4,742	4,409	5,512	3,645	2,980	2,172	3,247

San Dimas [3]	11,499	11,374	10,284	11,510	8,453	9,771	3,738	-

Stillwater [4]	2,925	3,314	3,301	2,856	3,473	2,075	-	-

Other

Minto [5]	-	-	765	3,307	2,674	796	2,284	1,763

777	4,160	4,672	5,294	3,614	4,353	5,921	3,812	5,132

Total Other	4,160	4,672	6,059	6,921	7,027	6,717	6,096	6,895

Total gold ounces sold	89,223	94,766	90,077	115,020	102,813	89,242	87,140	69,973

Silver ounces sold

San Dimas [3]	-	-	-	-	-	-	1,070	1,372

Peñasquito	1,268	1,233	912	1,164	901	1,241	1,547	1,227

Antamina	1,227	1,059	1,186	1,255	1,300	1,333	1,422	1,413

Constancia	672	521	478	735	629	567	410	574

Other

Los Filos	26	44	26	38	15	27	35	52

Zinkgruvan	473	459	337	232	543	326	297	391

Yauliyacu	561	574	542	15	317	697	521	360

Stratoni	120	126	240	80	78	125	171	148

Minto [5]	-	-	2	30	22	-	28	(1)

Neves-Corvo	154	243	194	265	240	234	178	169

Aljustrel	121	139	216	381	226	302	-	-

Lagunas Norte [6]	-	-	-	-	-	1	65	236

Pierina [6]	-	-	-	-	-	-	54	88

Veladero [6]	-	-	-	-	-	2	104	161

777	62	86	108	99	129	163	70	153

Total Other	1,517	1,671	1,665	1,140	1,570	1,877	1,523	1,757

Total silver ounces sold	4,684	4,484	4,241	4,294	4,400	5,018	5,972	6,343

Palladium ounces sold

Stillwater	5,312	4,907	5,273	5,189	5,049	3,668	-	-

GEOs sold [7]	152,389	155,049	147,755	173,255	162,205	154,815	160,627	148,055

SEOs sold [7]	12,382	12,598	12,005	14,077	13,179	12,579	13,051	12,029

Cumulative payable gold ounces PBND [8]	98,626	85,335	81,535	75,236	99,474	99,987	88,547	89,839

Cumulative payable silver ounces PBND [8]	4,546	4,138	3,403	3,585	3,184	3,015	3,375	4,126

Cumulative payable palladium ounces PBND [8]	4,872	4,163	4,504	4,754	5,282	4,671	-	-

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

4)	Comprised of the Stillwater and East Boulder gold and palladium interests.
5)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
6)	In accordance with the Pascua-Lama precious metal purchase agreement, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
7)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

8)

Payable gold, silver and palladium ounces produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended December 31, 2019

	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	74,716	58,137		$1,484		$404		$383	$86,252	$40,488	$55,963	$2,605,257

Sudbury [4]	6,639	7,394		1,481		400		819	10,952	1,936	8,342	344,043

Constancia	4,757	5,108		1,484		404		361	7,578	3,670	5,345	110,406

San Dimas	11,352	11,499		1,484		606		310	17,059	6,531	7,962	194,367

Stillwater	3,585	2,925		1,484		268		519	4,339	2,038	3,556	229,994

Other [5]	6,176	4,160		1,481		420		462	6,162	2,492	4,413	13,168

	107,225	89,223		$1,483		$426		$417	$132,342	$57,155	$85,581	$3,497,235

Silver

Peñasquito	1,895	1,268		$17.33		$4.21		$3.06	$21,974	$12,752	$16,636	$374,702

Antamina	1,342	1,227		17.33		3.46		8.73	21,262	6,308	16,730	668,810

Constancia	632	672		17.33		5.96		7.50	11,641	2,598	6,348	228,187

Other [6]	2,093	1,517		17.41		6.90		2.86	26,419	11,619	13,578	487,693

	5,962	4,684		$17.36		$5.13		$5.12	$81,296	$33,277	$53,292	$1,759,392

Palladium

Stillwater	6,057	5,312		$1,804		$321		$470	$9,584	$5,381	$7,877	$249,969

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$223,222	$95,813	$146,750	$5,734,106

Other

General and administrative										$(11,695)	$(5,709)

Finance costs										(9,607)	(9,537)

Other										(435)	409

Income tax										3,448	(46)

Total other										$(18,289)	$(14,883)	$543,901

										$77,524	$131,867	$6,278,007

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 and Minto gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended December 31, 2019 were as follows:

Three Months Ended December 31, 2019

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [5]	186,892	152,389	$1,465	$418	$1,047	$418	$629

Silver equivalent basis [5]	15,185	12,382	$18.03	$5.15	$12.88	$5.14	$7.74

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

Three Months Ended December 31, 2018

	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	76,995	75,351		$1,228		$400		$386	$92,496	$33,258	$62,356	$2,706,060

Sudbury [4]	6,646	4,864		1,231		400		795	5,988	175	4,043	366,463

Constancia	4,266	3,645		1,225		400		374	4,467	1,645	3,008	117,547

San Dimas	10,092	8,453		1,241		600		558	10,486	694	5,414	208,195

Stillwater	3,472	3,473		1,232		220		528	4,278	1,680	3,513	236,432

Other [5]	5,689	7,027		1,228		381		337	8,628	3,585	5,771	21,359

	107,160	102,813		$1,229		$409		$421	$126,343	$41,037	$84,105	$3,656,056

Silver

Peñasquito	1,455	901		$14.66		$4.17		$2.96	$13,211	$6,791	$9,454	$388,722

Antamina	1,225	1,300		14.57		2.92		8.70	18,945	3,832	14,898	710,077

Constancia	695	629		14.49		5.90		7.14	9,116	913	5,405	246,231

Other [6]	2,124	1,570		14.81		5.89		2.41	23,238	10,214	13,415	502,638

	5,499	4,400		$14.66		$4.66		$5.06	$64,510	$21,750	$43,172	$1,847,668

Palladium

Stillwater	5,869	5,049		$1,137		$205		$463	$5,738	$2,363	$4,703	$259,693

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,422

Operating results									$196,591	$65,150	$131,980	$6,156,839

Other

General and administrative										$(21,143)	$(6,168)

Finance costs										(13,836)	(17,445)

Other										(4,670)	210

Income tax										(18,673)	(116)

Total other										$(58,322)	$(23,519)	$313,207

										$6,828	$108,461	$6,470,046

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended December 31, 2018 were as follows:

Three Months Ended December 31, 2018

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [5]	180,936	162,205	$1,212	$392	$820	$418	$402

Silver equivalent basis [5]	14,701	13,179	$14.92	$4.83	$10.09	$5.15	$4.94

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

Year Ended December 31, 2019

	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Gross Margin	Impairment Charges [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	276,233	263,076		$1,389		$404		$383	$365,448	$158,363	$-	$158,363	$259,166	$2,605,257

Sudbury [5]	33,455	27,364		1,397		400		819	38,234	4,868	-	4,868	27,385	344,043

Constancia	19,288	19,771		1,397		402		361	27,613	12,527	-	12,527	19,668	110,406

San Dimas	44,377	44,667		1,400		604		310	62,528	21,706	-	21,706	35,534	194,367

Stillwater	13,635	12,396		1,396		250		519	17,303	7,776	-	7,776	14,209	229,994

Other [6]	19,687	21,812		1,372		401		376	29,919	12,992	-	12,992	21,561	13,168

	406,675	389,086		$1,391		$421		$408	$541,045	$218,232	$-	$218,232	$377,523	$3,497,235

Silver

Peñasquito	6,217	4,577		$16.30		$4.21		$3.06	$74,578	$41,291	$-	$41,291	$55,310	$374,702

Antamina	5,075	4,727		16.15		3.24		8.73	76,328	19,739	-	19,739	61,007	668,810

Constancia	2,505	2,406		16.17		5.93		7.50	38,895	6,593	-	6,593	24,637	228,187

Other [7]	8,765	5,993		16.45		6.68		2.50	98,600	43,581	-	43,581	55,509	487,693

	22,562	17,703		$16.29		$5.02		$4.99	$288,401	$111,204	$-	$111,204	$196,463	$1,759,392

Palladium

Stillwater	21,993	20,681		$1,542		$273		$470	$31,886	$16,511	$-	$16,511	$26,230	$249,969

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$(165,912)	$(165,912)	$-	$227,510

Operating results									$861,332	$345,947	$(165,912)	$180,035	$600,216	$5,734,106

Other

General and administrative												$(54,507)	$(46,292)

Finance costs												(48,730)	(44,733)

Other												274	(2,191)

Income tax												9,066	(5,380)

Total other												$(93,897)	$(98,596)	$543,901

												$86,138	$501,620	$6,278,007

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Please refer to page 3 of this press release for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)	Comprised of the operating 777 and Minto gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a gold equivalent and silver equivalent basis, results for the Company for the year ended December 31, 2019 were as follows:

Year Ended December 31, 2019

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [5]	707,195	628,447	$1,371	$411	$960	$409	$551

Silver equivalent basis [5]	57,460	51,061	$16.87	$5.06	$11.81	$5.03	$6.78

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

Year Ended December 31, 2018

	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	281,780	265,869		$1,266		$400		$386	$336,474	$127,455	$230,126	$2,706,060

Sudbury [4]	23,143	17,010		1,281		400		795	21,785	1,456	14,959	366,463

Constancia	14,496	12,044		1,267		400		374	15,259	5,937	10,441	117,547

San Dimas	26,460	21,962		1,227		600		557	26,943	1,532	13,766	208,195

Stillwater	9,848	5,548		1,222		219		527	6,777	2,637	5,562	236,432

Other [5]	28,247	26,735		1,270		388		391	33,955	13,129	22,162	21,359

	383,974	349,168		$1,264		$409		$419	$441,193	$152,146	$297,016	$3,656,056

Silver

San Dimas [6]	2,213	2,442		$16.62		$4.32		$1.46	$40,594	$26,470	$30,045	$-

Peñasquito	5,222	4,916		15.80		4.17		2.96	77,691	42,662	57,190	388,722

Antamina	5,329	5,468		15.80		3.16		8.70	86,408	21,582	69,143	710,077

Constancia	2,527	2,180		15.63		5.90		7.14	34,082	5,647	21,219	246,231

Other [7]	9,183	6,727		15.58		5.98		3.08	104,804	43,873	64,645	502,638

	24,474	21,733		$15.81		$4.67		$4.69	$343,579	$140,234	$242,242	$1,847,668

Palladium

Stillwater	14,686	8,717		$1,060		$190		463	$9,240	$3,551	$7,584	$259,693

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,422

Operating results									$794,012	$295,931	$546,842	$6,156,839

Other

General and administrative										$(51,650)	$(29,564)

Finance costs										(41,187)	(40,363)

Gain on disposal of San Dimas SPA										245,715	-

Other										(5,826)	1,458

Income tax										(15,868)	(960)

Total other										$131,184	$(69,429)	$313,207

										$427,115	$477,413	$6,470,046

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
6)

Pursuant to the San Dimas SPA, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA

7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018. Additionally, The Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a gold equivalent and silver equivalent basis, results for the Company for the year ended December 31, 2018 were as follows:

Year Ended December 31, 2018

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [5]	700,446	625,701	$1,269	$393	$876	$403	$473

Silver equivalent basis [5]	56,911	50,838	$15.62	$4.83	$10.79	$4.96	$5.83

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and; (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash fair value (gains) losses, non-cash share of losses of associates, the impact of the CRA Settlement and other one-time (income) expenses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2019	2018	2019	2018

Net earnings	$77,524	$6,828	$86,138	$427,115

Add back (deduct):

Impairment loss	-	-	167,561	-

Gain on disposal of San Dimas SPA	-	-	-	(245,715)

Share in losses of associate	53	59	164	432

(Gain) loss on fair value adjustment of share purchase warrants held	10	1	16	124

(Gain) loss on fair value adjustment of convertible notes receivable	366	661	1,043	2,878

Gain on disposal of mineral royalty interest	-	-	(2,929)	-

Fees for contract amendments and reconciliations	-	-	-	(248)

Costs associated with the CRA Settlement

Income tax expense related to CRA Settlement	-	20,334	-	20,334

Interest and penalties	-	4,317	-	4,317

Professional fees	-	4,545	-	4,545

Adjusted net earnings	$77,953	$36,745	$251,993	$213,782

Divided by:

Basic weighted average number of shares outstanding	447,475	444,057	446,021	443,407

Diluted weighted average number of shares outstanding	448,426	444,429	446,930	443,862

Equals:

Adjusted earnings per share - basic	$0.17	$0.08	$0.56	$0.48

Adjusted earnings per share - diluted	$0.17	$0.08	$0.56	$0.48

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2019	2018	2019	2018

Cash generated by operating activities	$131,867	$108,461	$501,620	$477,413

Divided by:

Basic weighted average number of shares outstanding	447,475	444,057	446,021	443,407

Diluted weighted average number of shares outstanding	448,426	444,429	446,930	443,862

Equals:

Operating cash flow per share - basic	$0.29	$0.24	$1.12	$1.08

Operating cash flow per share - diluted	$0.29	$0.24	$1.12	$1.08

iii.

Average cash cost of gold, silver and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of gold, silver and palladium on a per ounce basis.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2019	2018	2019	2018

Cost of sales	$127,409	$131,441	$515,385	$498,081

Less: depletion	(63,646)	(67,843)	(256,826)	(252,287)

Cash cost of sales	$63,763	$63,598	$258,559	$245,794

Cash cost of sales is comprised of:

Total cash cost of gold sold	$38,008	$42,054	$163,997	$142,728

Total cash cost of silver sold	24,048	20,508	88,906	101,410

Total cash cost of palladium sold	1,707	1,036	5,656	1,656

Total cash cost of sales	$63,763	$63,598	$258,559	$245,794

Divided by:

Total gold ounces sold	89,223	102,813	389,086	349,168

Total silver ounces sold	4,684	4,400	17,703	21,733

Total palladium ounces sold	5,312	5,049	20,681	8,717

Equals:

Average cash cost of gold (per ounce)	$426	$409	$421	$409

Average cash cost of silver (per ounce)	$5.13	$4.66	$5.02	$4.67

Average cash cost of palladium (per ounce)	$321	$205	$273	$190

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis from the average realized selling price of gold, silver and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2019	2018	2019	2018

Total sales:

Gold	$132,342	$126,343	$541,045	$441,193

Silver	$81,296	$64,510	$288,401	$343,579

Palladium	$9,584	$5,738	$31,886	$9,240

Divided by:

Total gold ounces sold	89,223	102,813	389,086	349,168

Total silver ounces sold	4,684	4,400	17,703	21,733

Total palladium ounces sold	5,312	5,049	20,681	8,717

Equals:

Average realized price of gold (per ounce)	$1,483	$1,229	$1,391	$1,264

Average realized price of silver (per ounce)	$17.36	$14.66	$16.29	$15.81

Average realized price of palladium (per ounce)	$1,804	$1,137	$1,542	$1,060

Less:

Average cash cost of gold [1] (per ounce)	$(426)	$(409)	$(421)	$(409)

Average cash cost of silver [1] (per ounce)	$(5.13)	$(4.66)	$(5.02)	$(4.67)

Average cash cost of palladium [1] (per ounce)	$(321)	$(205)	$(273)	$(190)

Equals:

Cash operating margin per gold ounce sold	$1,057	$820	$970	$855

As a percentage of realized price of gold	71%	67%	70%	68%

Cash operating margin per silver ounce sold	$12.23	$10.00	$11.27	$11.14

As a percentage of realized price of silver	70%	68%	69%	70%

Cash operating margin per palladium ounce sold	$1,483	$932	$1,269	$870

As a percentage of realized price of palladium	82%	82%	82%	82%

1)	Please refer to non-IFRS measure (iii), above.

v.

Net debt is calculated by subtracting cash and cash equivalents from the outstanding bank debt under the Revolving Facility. The Company presents net debt as management and certain investors use this information to evaluate the Company’s liquidity and financial position.

The following table provides a calculation of the Company’s net debt.

(US dollars in thousands)	As at December 31 2019	As at December 31 2018

Bank debt	$874,500	$1,264,000

Less: cash and cash equivalents	(103,986)	(75,767)

Net debt	$770,514	$1,188,233

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s precious metals purchase agreement (“PMPA”) counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at mineral stream interests owned by Wheaton (the “Mining Operations”), the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton, the costs of future production, the estimation of produced but not yet delivered ounces, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments, projected increases to Wheaton’s production and cash flow profile, projected changes to Wheaton’s production mix, the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company’s business structure, the Company’s assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010, possible audits for taxation years subsequent to 2015, the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement, and assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all), the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and relying on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton’s interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings, assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence), credit and liquidity, indebtedness and guarantees, mine operator concentration, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations, climate change and epidemics, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, and other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2018 and Form 6-K filed March 20, 2019 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2018 and other continuous disclosure documents filed by Wheaton since January 1, 2019, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and

Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

In accordance with the Company’s MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com